UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number 001-36810

EURONAV NV

De Gerlachekaai 20

2000 Antwerpen

Belgium

011-32-3-247-4411

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the “Company”) dated April 27, 2023, announcing that the Company will release its first quarter 2023 earnings prior to market opening on Thursday May 11, 2023 and will host a conference call at 8 a.m. EST / 2 p.m. CET to discuss the results for the quarter.

Exhibits

Exhibit Number	Exhibit Description

99.1	Press Release of Euronav NV, dated April 27, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV

By:	/s/ Lieve Logghe
Name:	Lieve Logghe
Title:	Chief Financial Officer

Date: April 27, 2023